Exhibit 99.1

Jiayuan Announces Third Quarter 2012 Financial Results

BEIJING, Nov. 20, 2012 /PRNewswire-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights(1)

•                  Net revenues for the third quarter 2012 were RMB113.5 million (US$18.1 million), a year-over-year increase of 24.8%.

•                  Operating income for the third quarter 2012 was RMB16.7 million (US$2.7 million), down 22.2% from RMB21.5 million for the corresponding quarter of 2011 as a result of higher operational expenses. Excluding share-based compensation, non-GAAP(2) operating income for the third quarter 2012 was RMB21.0 million (US$3.3 million), down 16.7% from non-GAAP operating income of RMB25.2 million for the corresponding quarter of 2011 on higher selling and marketing expenses and increased personnel costs in line with the company’s investments in research and development.

•                  Net income for the third quarter 2012 was RMB15.9 million (US$2.5 million), down 35.9% from RMB24.9 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP net income for the third quarter of 2012 was RMB20.2 million (US$3.2 million), compared to RMB28.6 million for the corresponding quarter of 2011.

“We are pleased with our solid revenue growth in the third quarter,” said Mr. Linguang Wu, co-CEO of Jiayuan. “We have always focused on providing the best possible user experience and results for our users. With mobile Internet usage experiencing explosive growth in China, we are working to improve user experience by extending Jiayuan.com to mobile phones. During the quarter, we were encouraged to see our efforts begin to pay off as Jiayuan’s popular Android and iOS apps helped drive incremental revenue from mobile users.”

“Our segmentation strategy is another step forward in improving user experience by catering to the specific needs of key vertical markets through offerings like our new izhenxin.com website. In the quarters ahead, we intend to launch more innovative desktop and mobile offerings to serve our users and drive monetization.”

“We are pleased with the early user feedback for our new members-only website izhenxin.com, which provides marriage-minded singles a more focused environment to search for love online,” said Ms. Rose Gong, Founder and co-CEO of Jiayuan. “In an increasingly sophisticated market, I am confident that initiatives such as izhenxin.com will reinforce Jiayuan’s long-term leadership.”

“In the third quarter, our topline growth was driven by an increased number of paying users and higher ARPU, as strong mobile usage helped to increase user stickiness and activity,” commented Mr. Shang Koo, CFO of Jiayuan. “We are confident that our segmentation strategy is the right way to expand upon Jiayuan’s industry leadership. Accordingly, in the quarters ahead we expect to invest in research and development and new vertically-focused products to better serve our users.”

Third Quarter 2012 Operational Results

The number of registered user accounts(3) as of September 30, 2012 was 73,196,570, with approximately 5.5 million new users acquired during the quarter.

The number of average monthly active user accounts(4) for the third quarter 2012 was 5,242,237, compared to 5,560,387 for the corresponding period of 2011 and 5,333,341 for the previous quarter.

The number of average monthly paying user accounts for the third quarter 2012 was 1,272,185, compared to 1,250,439 for the corresponding period of 2011 and an increase of 4.0% from 1,222,880 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the third quarter 2012 was RMB26.5, compared to RMB20.2 for the corresponding period in 2011 and RMB23.4 for the previous quarter.

Third Quarter 2012 Financial Results

Jiayuan reported net revenues of RMB113.5 million (US$18.1 million) for the third quarter of 2012, representing a year-over-year increase of 24.8%, primarily due to steady growth in the company’s online services business, and a quarter-over-quarter increase of 14.2% from RMB99.4 million due to the growth of online services.

l Online services contributed RMB101.1 million (US$16.1 million), or 89.1% of net revenues for the third quarter of 2012, representing a year-over-year increase of 33.1% from RMB76.0 million, and a 17.6% sequential increase from RMB86.0 million for the previous quarter. The year-over-year and quarter-over-quarter increase was primarily attributable to improved ARPU.

l Events and VIP services contributed RMB12.1 million (US$1.9 million), or 10.6% of net revenues for the third quarter of 2012, representing a year-over-year decrease of 11.6% from RMB13.7 million, and a slight sequential decrease from RMB12.8 million for the previous quarter due to lower offline events attendance during the Olympics.

Cost of revenues for the third quarter of 2012 was RMB39.6 million (US$6.3 million), representing a year-over-year increase of 42.0% from RMB27.9 million, and a quarter-over-quarter increase of 14.1% from RMB34.7 million. This increase was in line with the growth of the company’s online services business.

Gross profit for the third quarter of 2012 was RMB73.9 million (US$11.8 million), representing a year-over-year increase of 17.2% from RMB63.0 million, and a quarter-over-quarter increase of 14.2% from RMB64.7 million.

Selling and marketing expenses were RMB37.5 million (US$6.0 million) for the third quarter of 2012, representing a year-over-year increase of 45.1% from RMB25.8 million, and a quarter-over-quarter increase of 25.9% from RMB29.8 million. The year-over-year increase was attributable to higher advertising prices and additional spending to promote the company’s wireless platform. The sequential increase was attributable to an increase in marketing activities.

General and administrative expenses were RMB15.2 million (US$2.4 million) for the third quarter of 2012, representing a year-over-year increase of 21.5% from RMB12.6 million for the corresponding quarter of 2011, and a quarter-over-quarter increase of 24.3% from RMB12.3 million for the second quarter of 2012. The year-over-year increase was due to an increase in labor cost in support of the company’s business expansion, and an increase in administrative expenses associated with a listed company.

Research and development expenses were RMB4.4 million (US$699,000) for the third quarter of 2012, compared to RMB3.1 million for the corresponding quarter of 2011 and RMB4.1 million for the previous quarter. The year-over-year increase was due to continued investment in research and development for the company’s online and wireless services.

Operating income for the third quarter of 2012 was RMB16.7 million (US$2.7 million), representing a year-over-year decrease of 22.2% from RMB21.5 million for the corresponding quarter of 2011, and a sequential decline of 9.5% from RMB18.5 million in the previous quarter. The year-over-year decrease was due to increased marketing expenses and the sequential decline was due to an increase in share-based compensation expenses of RMB3.8 million from the previous quarter.(5) Excluding share-based compensation expenses, non-GAAP operating income for the third quarter of 2012 was RMB21.0 million (US$3.3 million), representing a decline of 16.7% from RMB25.2 million for the corresponding quarter of 2011, and an increase of 10.7% from RMB19.0 million for the previous quarter.

Foreign currency exchange net loss for the third quarter of 2012 was RMB1.4 million (US$226,000), compared to a foreign currency exchange net loss of RMB1.2 million for the second quarter of 2012 and a net gain of RMB6.5 million for the corresponding quarter of 2011. The foreign currency exchange net loss for the third quarter of 2012 was mainly attributable to RMB depreciation against the US dollar.

Net income(6) for the third quarter of 2012 was RMB15.9 million (US$2.5 million), representing a decline of 35.9% from RMB24.9 million for the corresponding quarter of 2011 and a decrease of 22.4% from RMB20.5 million for the second quarter of 2012. Excluding share-based compensation expenses, non-GAAP net income for the third quarter of 2012 was RMB20.2 million (US$3.2 million), a decrease of 29.3% from RMB28.6 million for the corresponding quarter of 2011, and a decrease of 4.0% from RMB21.0 million for the previous quarter.

Basic and diluted net income per ADS(7) for the third quarter of 2012 were RMB0.52 (US$0.08) and RMB0.51 (US$0.08), compared with basic and diluted net income per ADS of RMB0.80 and RMB0.75 for the corresponding quarter of 2011, and basic and diluted net income per ADS of RMB0.66 and RMB0.64, for the second quarter of 2012.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the third quarter of 2012 were RMB0.66 (US$0.10) and RMB0.64 (US$0.10), compared to RMB0.91 and RMB0.86 for the corresponding quarter of 2011 and RMB0.67 and RMB0.65 for the second quarter of 2012.

As of September 30, 2012, Jiayuan had cash and cash equivalents and short-term deposits of RMB592.5 million (US$94.3 million). Cash flows from operating activities for the third quarter of 2012 were RMB19.2 million (US$3.1 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the third quarter of 2012 were 31.4 million. As of September 30, 2012, the company had 32.1 million ADSs outstanding including 0.3 million ADSs issued to the depository for future exercise of options.

Fourth Quarter 2012 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB106 million to RMB108 million for the fourth quarter of 2012. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, Nov 20, 2012, at 8 p.m. U.S. Eastern Time (9 a.m. Nov 21, 2012 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States:	+1-646-2543-515

United States (Toll-free) :	+1-855-5008-701

Hong Kong:	+852-3051-2745

China:	400-1200-654

International/All other regions:	+ 65-6723-9385

Passcode:	65238976

A replay of the conference call may be accessed by phone at the following number until November 28, 2012:

International:	+61-2-8199-0299

Passcode:	65238976

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its

annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income to Jiayuan.com International Ltd, net income attributable to ordinary shareholders and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended September 30, 2012, were made at an exchange rate of RMB6.2848 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on September 28, 2012. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

(2) Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations’’.

(3) The number of registered user accounts is an accumulated amount and include both accounts that are registered on Jiayuan’s online platform and those registered on its wireless platforms.

(4) Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platform at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

(5) General and administrative expenses for the second quarter of 2012 include one-time reductions in share-based compensation expenses of RMB4.3 million related to forfeited and unvested granted options.

(6) From the third quarter of 2012, we disclose net income and non-GAAP net income. This is because from the third quarter of 2011, net income/(loss) attributable to Jiayuan is equivalent to net income/(loss) attributable to ordinary shareholders as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

(7) Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

For investor and media inquiries, please contact:

Beijing

Yan Peng

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Yue Yu

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Tara McDonnell

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Sept 30,	June 30,	Sept 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	480,660	401,093	433,507	68,977
Short-term deposits	114,500	203,783	159,035	25,305
Term deposits – current portion	—	—	10,000	1,591
Available-for-sale securities	—	—	5,010	797
Accounts receivable, net	12,374	27,808	28,306	4,504
Deferred tax assets	1,943	3,196	3,095	492
Prepaid expenses and other current assets	9,652	13,774	23,269	3,702
Total current assets	619,129	649,654	662,222	105,368
Non-current assets:
Term deposits	—	10,000	—	—
Prepaid expenses and other receivable – non-current portion	—	—	3,000	477
Property and equipment, net	24,364	25,138	23,198	3,691
Total assets	643,493	684,792	688,420	109,536

LIABILITIES
Current liabilities:
Deferred revenue – current portion	79,569	96,394	103,363	16,447
Accounts payable	—	107	107	17
Accruals and other current liabilities	18,335	31,087	28,355	4,512
Income tax payable	12,657	13,958	13,282	2,113
Total current liabilities	110,561	141,546	145,107	23,089
Non-current liabilities:
Deferred revenue – non-current portion	—	760	1,103	176
Total Liabilities	110,561	142,306	146,210	23,265

SHAREHOLDERS’ EQUITY
Ordinary shares	338	342	343	55
Additional paid-in capital	517,300	526,283	531,252	84,530
Statutory reserves	392	5,792	5,792	922
Retained earnings	14,561	33,722	49,656	7,901
Treasury shares	—	(21,951)	(44,064)	(7,011)
Foreign currency translation adjustments	341	(1,702)	(769)	(126)
Total shareholders’ equity	532,932	542,486	542,210	86,271

Total liabilities and shareholders’ equity	643,493	684,792	688,420	109,536

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	Sept 30, 2011	June 30, 2012	Sept 30, 2012
	RMB	RMB	RMB	US$
Net revenues	90,910	99,376	113,489	18,058
Cost of revenues	(27,910)	(34,720)	(39,629)	(6,305)

Gross profit	63,000	64,656	73,860	11,753

Operating expenses:
Selling and marketing expenses	(25,845)	(29,774)	(37,495)	(5,966)
General and administrative expenses	(12,552)	(12,270)	(15,247)	(2,426)
Research and development expenses	(3,103)	(4,136)	(4,393)	(699)
Total operating expenses	(41,500)	(46,180)	(57,135)	(9,091)

Operating income	21,500	18,476	16,725	2,662

Interest income, net	1,660	3,628	3,442	548
Foreign currency exchange gain/(losses), net	6,473	(1,229)	(1,422)	(226)
Other income/(expenses), net	94	1,210	(179)	(28)
Income before income tax	29,727	22,085	18,566	2,956
Income tax expenses	(4,858)	(1,547)	(2,632)	(419)

Net income	24,869	20,538	15,934	2,537

Net income per ADS – Basic	0.80	0.66	0.52	0.08
Net income per ADS – Diluted	0.75	0.64	0.51	0.08

ADSs used in computing basic net income per ADS	31,259,596	31,189,651	30,765,750	30,765,750
ADSs used in computing diluted net income per ADS	33,224,779	32,189,392	31,443,850	31,443,850

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended Sept 30, 2011			Three Months Ended June 30, 2012			Three Months Ended Sept 30, 2012
	GAAP	Non-GAAP Adjustments (a)	Non- GAAP	GAAP	Non-GAAP Adjustments (a)	Non- GAAP	GAAP	Non-GAAP Adjustments (a)	Non- GAAP
Operating income	21,500	3,692	25,192	18,476	487	18,963	16,725	4,260	20,985
Net income	24,869	3,692	28,561	20,538	487	21,025	15,934	4,260	20,194
Basic net income per ADS	0.80		0.91	0.66		0.67	0.52		0.66
Diluted net income per ADS	0.75		0.86	0.64		0.65	0.51		0.64
ADSs used in computing basic net income per ADS	31,259,596		31,259,596	31,189,651		31,189,651	30,765,750		30,765,750
ADSs used in computing diluted net income per ADS	33,224,779		33,224,779	32,189,392		32,189,392	31,443,850		31,443,850

Note:

(a) To adjust for share-based compensation expense.